

SEC Mail Processing Section

MAY 30 2013

Washington DC 401

SECUR 13031782 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 45054

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2012 (MM/DD/YY) AND ENDING 3/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

INVESTORS CAPITAL CORP. 6 KIMBALL LANE, SUITE 150
(No. and Street)

LYNNFIELD (City) MA (State) 01940 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM, LLP
(Name – *if individual, state last, first, middle name*)

53 STATE STREET (Address) BOSTON (City) MA (State) 02109 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIMOTHY B. MURPHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTORS CAPITAL CORPORATION, as of MARCH 31st, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JULIE A. BRYAN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
June 10, 2016

Notary Public

Signature

CHIEF EXECUTIVE OFFICER

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


INVESTORS
CAPITAL

INVESTORS CAPITAL CORPORATION

(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2013

INVESTORS CAPITAL CORPORATION

(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)

YEAR ENDED MARCH 31, 2013

TABLE OF CONTENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Investors Capital Corporation
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Lynnfield, Massachusetts

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Investors Capital Corporation, a wholly-owned subsidiary of Investors Capital Holdings, Ltd. (the "Company"), as of March 31, 2013, and the related statements of operations, changes in stockholder's equity, cash flows, and changes in subordinated borrowings for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.


MARCUMGROUP
MEMBER

Marcum LLP • 53 State Street • 38th Floor • Boston, MA 02109 • Phone 617.742.9666 / 800.998.1040 • Fax 617.742.3178 • marcumllp.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors Capital Corporation as of March 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Marcum LLP

Boston, Massachusetts
May 29, 2013

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2013

Assets		
Cash and cash equivalents	$	6,482,004
Deposit with clearing organization		175,000
Receivables:		
Brokers and clearing organizations		6,226,405
Employees and registered representatives, net of allowance of $232,596		2,256,425
Other		165,015
Securities owned, at fair value		258,002
Property and equipment, net		194,447
Other assets		708,243
Prepaid income taxes		1,619
Due from Parent		1,274,290
Deferred tax asset		850,219
Total assets	$	18,591,669
Liabilities and Stockholder's Equity		
Payables:		
Brokers and clearing organization	$	3,366,601
Other		1,038,250
Accrued liabilities		1,803,744
Deferred revenue		101,970
Securities sold, not yet purchased, at fair value		28,946
Subordinated borrowings		2,000,000
Note payable		1,208,182
Total liabilities		9,547,693
Commitments and contingencies (Note 9)		
Stockholder's equity:		
Common stock, no par value; 150,000 shares authorized, 1,000 shares issued and outstanding		6,418,382
Retained earnings		2,625,594
Total stockholder's equity		9,043,976
Total liabilities and stockholder's equity	$	18,591,669

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)

STATEMENT OF OPERATIONS

YEAR ENDED MARCH 31, 2013

Revenues:	
Commissions and fees	$ 68,346,868
Advisory fees	16,409,329
Interest and dividend income	328,598
Total revenues	85,084,795
Expenses:	
Commissions	69,371,517
Compensation and benefits	6,213,193
Legal and professional fees	3,988,555
Advertising, marketing and promotion	1,034,038
Management fees - related party	871,397
Occupancy	694,327
Miscellaneous	540,174
Communications and information technology	421,416
Data processing	364,271
Regulatory fees	357,070
Bad debt expense	133,464
Interest expense	27,702
Fines and penalties	7,500
Total expenses	84,024,624
Income before income taxes	1,060,171
Income tax provision	337,766
Net income	$ 722,405

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED MARCH 31, 2013

	Common Stock No Par Value			
	Number of Shares	Carrying Amount	Retained Earnings	Total Stockholder's Equity
Balance, April 1, 2012 (originally reported)	1,000	$ 6,275,724	$ 2,669,023	$ 8,944,747
Revision (See Note 14)	--	--	(765,834)	(765,834)
Balance, April 1, 2012, (revised)	1,000	6,275,724	1,903,189	8,178,913
Capital contributions	--	142,658	--	142,658
Net income	--	--	722,405	722,405
Balance, March 31, 2013	1,000	$ 6,418,382	$ 2,625,594	$ 9,043,976

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)

STATEMENT OF CASH FLOWS

YEAR ENDED MARCH 31, 2013

Cash flows from operating activities:	
Net income	$ 722,405
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	321,231
Unrealized gain	(27,049)
Deferred taxes	191,767
Charge to commission expense (forgivable loans)	181,599
Provision for doubtful accounts	133,464
Loss on disposal of property and equipment	65,786
Changes in assets and liabilities:	
Receivables	(2,780,571)
Securities, net	24,460
Other assets	(15,529)
Income tax payable	(1,854)
Accrued liabilities	404,689
Deferred revenue	17,938
Payables	2,878,152
Due from related parties, net	102,089
Net cash provided by operating activities	2,218,577
Cash flows from investing activities:	
Acquisition of property and equipment	(241,457)
Net cash used in investing activities	(241,457)
Cash flows from financing activities:	
Proceeds from subordinated borrowings	2,000,000
Payments on note payable	(1,989,497)
Net cash provided by financing activities	10,503
Net increase in cash and cash equivalents	1,987,623
Cash and cash equivalents, beginning of year	4,494,381
Cash and cash equivalents, end of year	$ 6,482,004
Supplemental disclosures of cash flow information:	
Income taxes paid	$ 6,300
Interest paid	$ 23,119
Non-cash financing activity:	
Insurance premiums	$ 1,898,456
Capital contributions	$ 142,658

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

YEAR ENDED MARCH 31, 2013

Subordinated Borrowings at April 1, 2012	$ --
Increases:	
Issuance of subordinated debt	2,000,000
Subordinated Borrowings at March 31, 2013	$ 2,000,000

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2013

NOTE 1 – NATURE OF BUSINESS

Investors Capital Corporation (the "Company" or "ICC") began operations on July 6, 1992. The Company is a wholly-owned subsidiary of Investors Capital Holdings, Ltd. ("ICH" or the "Parent") which is publicly traded on the NYSE AMEX ("Amex") (formerly, The American Stock Exchange.) The Company is dually registered under the Securities Exchange Act of 1934, the Investment Advisors Act of 1940 and applicable state law to provide broker/dealer and investment advisory services in all fifty states, the District of Columbia, and Puerto Rico. ICC maintains a national network of independent financial representatives who are licensed to provide these services. These representatives are licensed to sell securities through the Company with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission (the "SEC") acting as the requisite federal and local regulatory agencies. The Company clears all of its business on a fully disclosed basis through Pershing, LLC ("Pershing"). ICC, doing business as Investors Capital Advisors ("ICA"), is the Company's primary provider of investment advisory services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company has established revenue recognition policies for each of its income items, including commissions earned from the sale of mutual funds and variable annuities, trading, advisory fees, administration fees on Errors and Omissions ("E&O") insurance and renewals, and marketing revenues on production and for regional and national events. A description of the revenue recognition process related to each category is presented below.

Commissions and Fees

MUTUAL FUNDS AND VARIABLE ANNUITIES: Revenue from the sale of mutual funds and variable annuities is recognized as of the date the check and application is accepted by the investment company.

BROKERAGE: The Company earns commissions through stock purchases and sale transactions, mutual fund purchases, government and corporate bonds transactions, fee-based managed accounts, and ticket charges. The Company also earns revenue in the form of 12b-1 fees and interest on account balances. The earnings process is substantially complete at trade date in accordance with the regulations of the SEC and the *American Institute of Certified Public Accountants Audit and Accounting Guide: Brokers and Dealers in Securities.*

The Company receives credit adjustments for clearing charge adjustments that are netted against any clearing charges the Company may incur for the period. These adjustments are recognized as income in the period received, unless otherwise noted by the clearing firm.

Unrealized gains and losses are recorded at the time that the Company reconciles its trading positions with the market value. The unrealized gains or losses are adjusted to market until the position is settled or the trade is cancelled.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

Advisory Fees

ADVISORY FEES: The Company's managed accounts advisory fees are based on the amount of assets managed per agreement negotiated between their independent advisors and their clients. These revenues are recorded quarterly as and when billed based on the fair market value of assets managed throughout the quarter. Any portion remaining uncollected due to account adjustments after account rebalancing is charged against earnings at quarter end.

Other Income

ADMINISTRATION FEES: Administration fees for services rendered to the Company's representatives with respect to annual FINRA license renewals and E&O insurance are recognized as revenue upon registration of the representative with FINRA and listing of the registered representative with the E&O insurance carrier. The funds received from the registered representative are initially recorded as unearned revenue. The amounts, if any, collected in excess of the E & O insurance premium and/or fees due to FINRA are recognized as revenue. Fees collected to maintain books and records are deferred and recognized ratably throughout the year.

OTHER REVENUE: Revenue from marketing associated with product sales is recognized quarterly based on production levels. Marketing event revenues are recognized at the commencement of the event offset by its costs.

Securities Transactions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company's security positions are valued at market with the resulting net unrealized gains and losses reflected in current operations.

Receivable from and Payable to Brokers and Clearing Organizations

The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided. Commission receivables from one source were 30% of total receivables for the year ended March 31, 2013.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business, as well as all short-term investments with an original maturity at the date of purchase of 90 days or less.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial Statement and the reported amounts of revenues and expenses during the period. Those estimates that deal with the valuation of securities and other assets, revenue recognition, legal reserves and the allowance for doubtful accounts involve a particularly high degree of judgment and complexity. Accordingly, actual results could differ from those estimates.

Accounts Receivable – Allowance for Doubtful Accounts

The Company's policies for determining whether a receivable is considered uncollectible are as follows:

Trade Receivables – As prescribed by the SEC, trade receivables usually settle within three days. If a trade error occurs, the Company pursues remedies to collect on the trade error. The Company does not record a receivable resulting from a trade error that is in litigation or whose outcome is otherwise not reasonably determinable. In such a case, the Company applies any proceeds from settlements or insurance against any trade losses incurred.

Loans to representatives – Management performs periodic evaluations and provides an allowance based on the assessment of specifically identified unsecured receivables and other factors, including the representative's payment history and production levels. Once it is determined that it is both probable that a loan has been impaired, typically due to the termination of the relationship, and the amount of loss can reasonably be estimated, the portion of the loan balance estimated to be uncollectible is so classified.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related assets, over a period of eighteen months to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Routine repairs and maintenance are expensed as incurred.

The Company reviews the carrying value of its property and equipment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from its use and eventual disposition. In cases where an asset is not in use and subsequently disposed of, the Company recognizes a loss on disposal that is equal to the carrying value at the time of disposal offset against any proceeds received. The Company reported a loss of $65,786 for the year ended March 31, 2013.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes – Continued

The Company recognizes and measures its unrecognized tax benefit and expense and assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefit and expense is adjusted when new information is available or when an event occurs that requires a change.

Advertising Costs

The Company charges the costs of advertising to expense as incurred.

Stock-Based Awards

As of October 1, 1997, the Parent's Board of Directors adopted the 1996 Incentive Stock Option Plan (the "1996 Plan"). The Company's key employees, directors, and the registered representatives are eligible to receive ICH stock options under the 1996 Plan. The aggregate number of shares to be delivered under the Parent's 1996 Plan can not exceed 300,000 shares. As of March 31, 2013, the Company had granted all of the shares of stock under the 1996 Plan.

As of May 17, 2005, the Parent's Board of Directors adopted the 2005 Equity Incentive Plan (the "2005 Plan"). Under the 2005 Plan, the Parent's Board of Directors is authorized to award shares of ICH common stock and options to purchase shares of ICH common stock to employees, independent representatives, and others who have contributed to or are expected to contribute to the Company, its businesses, and prospects. Under the 2005 Plan, ICH stock options and restricted stock customarily are granted in connection with initial employment or under various retention plans. The Parent has not granted any ICH options under the 2005 Plan.

Restricted shares of ICH stock granted under the 2005 Plan to reprsentatives typically vest over a three year period and those granted to employees typically vest over a seven year period, unvested shares are forfeitable in the event of termination of the grantee's relationship with the Company, other than for death or disability and vest and vesting accelerates upon material change in ownership of the Parent. The compensation cost associated with ICH restricted stock grants is recognized over the vesting period of the shares and is calculated as the market value of the shares on the date of grant.

As of March 31, 2013, the Parent had 645,683 restricted stock awards granted to current employees, of which 267,683 are fully vested. The Company recognized compensation expense in the amount of $142,658 for the year ended March 31, 2013.

Subsequent Events

The Company has evaluated subsequent events through May 29, 2013, the date the financial Statement were available to be issued and concluded there were no material subsequent events requiring disclosures.

NOTE 3 – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED AT FAIR VALUE

Securities owned consist of both marketable securities and not readily marketable securities and are recorded at fair value. Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the results of operations.

As of March 31, 2013, the Company's proprietary trading and investment accounts consisted of the following securities:

	Owned	Sold, Not Yet Purchased
Fair Value:		
Mutual funds	$ 255,608	$ --
Corporate equities	354	28,946
Mortgage backed securities	2,040	--
	$ 258,002	$ 28,946

NOTE 4 – LOANS TO REGISTERED REPRESENTATIVES

In order to assist its representatives in setting up their respective businesses, the Company makes various loans. These loans are generally forgivable over a multi-year term and forgiveness is based on the condition that the representative remains licensed with the Company and the achievement of specified performance goals. Upon forgiveness, the loans are charged to commission expense for financial reporting purposes. Loans charged to commission expense totaled $181,599 for the year ended March 31, 2013. Some loans to registered representatives are not subject to a forgiveness contingency, thus are subject to an amortization table with monthly payments of principal and interest required.

Interest charged on these loans to representatives range from 3% to 11.25% annually. Loans to registered representatives included in receivables from employees and registered representatives are as follows at March 31, 2013:

Forgivable loans	$ 1,115,765
Other loans	604,264
Less: allowance	(232,596)
Total loans	$ 1,487,433

Included in other loans is a loan receivable from a registered representative in connection with a regulatory matter settled with the Massachusetts Securities Division on October 27, 2010. This representative has agreed to reimburse the Company for certain amounts paid by the Company with respect to this regulatory matter. The amount due on this receivable was $330,587 for the year ended March 31, 2013.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at March 31, 2013:

Equipment	$	1,962,486
Leasehold improvements		111,825
Furniture and fixtures		387,004
		2,461,315
Less: accumulated depreciation		(2,266,868)
Property and equipment, net	$	194,447

Depreciation expense was $234,083 for the year ended March 31, 2013.

NOTE 6 – SUBORDINATED BORROWINGS

The lender, consisting of the Company's clearing firm, have, under a Subordinated Debt Agreement and related Rider, subordinated its rights of collection of principal and claims to all other present and future senior creditors of the Company prior to the expiration of the agreement. The subordinated borrowings are covered by an agreement approved by FINRA on March 8, 2013 and are thus available for computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As of March 31, 2013, the balance of subordinated borrowings was $2,000,000.

The Company's subordinated borrowings mature on March 8, 2016. The interest rate on all subordinated borrowings is prime plus five percent (8.25% at March 31, 2013), payable monthly.

NOTE 7 - RELATED PARTY TRANSACTIONS

From time to time, the Company may enter into transactions with related parties which occur in the normal course of business and are deemed to be transacted at "arm's length" by management or that the Company deems immaterial.

Effective July 1, 2009, ICC agreed to reimburse ICH in the form of a management fee (the "Management Fee Agreement") for ICH-incurred overhead expenses that are necessary for ICC to effectively conduct its operations. This overhead primarily is in the nature of salaries and professional and legal fees incurred to obtain such services as audit engagements, legal advice, and industry expertise.

The Company incurred expenses as outlined in the agreements related to ICH in the form of management fees for the year ended March 31, 2013 of $871,397. The Company assesses the risk these agreements may have on the firm's net capital. At March 31, 2013, the Company was owed an aggregate of $1,274,290 from ICH for management fees, an expense sharing arrangement, and intercompany cash transfers.

NOTE 7 - RELATED PARTY TRANSACTIONS (Continued)

Effective December 2007, the Parent established the Investors Capital Holdings, Ltd. Deferred Compensation Plan (the "Plan"), as well as a Rabbi Trust Agreement for this Plan, for which the Company is the sponsor. The unfunded Plan enables eligible ICC's representatives to elect to defer a portion of earned commissions, as defined by the Plan. ICC remits deferrals to the Parent. The total amount of deferred compensation was $475,352, which is included in commission expense in the statement of operations for the year ended March 31, 2013, respectively.

The Company leases office space from a related party, the owner of which was formerly the principal stockholder of ICH and Chairman of the Board of Directors. Rent expense, including condominium fees, for these leases amounted to $201,077 for the year ending ended March 31, 2013, respectively, and is included in occupancy costs on the Statement of operations.

The Company engages in transactions with a related party, whose owner is the spouse of the Company's former Chairman of the Board of Directors, in connection with the promotion and servicing of fixed insurance products produced by the Company's independent representatives. Payments made by the Company to IMS Insurance, when combined with payments received by the Company from IMS Insurance were de minimis for the year ended March 31, 2013.

Until contract termination on August 3, 2012, the Company billed a broker dealer, whose owner is the spouse of the Company's former Chairman of the Board of Directors, ticket charges for executing its trades and being the introducing broker. Amounts billed for the year ended March 31, 2013 were de minimis.

On August 2, 2011, the Company's Parent completed a secondary stock offering at a price of $4.25 per share of 3,608,820 shares of its common stock owned by its former Chairman of the Board of Directors and founder, Theodore E. Charles, members of his family, family trusts and a controlled charitable foundation (collectively the "selling stockholders"). Upon the closing of the offering, (i) Mr. Charles retired as an officer and director of the Company, (ii) his employment agreement with the Company was terminated due to retirement, (iii) his consultant agreement with the Company was amended to shorten the term to one year and reduce certain employment benefits. This agreement expired in August 2012.

NOTE 8 – INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state and local tax returns. The difference between the Company's federal statutory rate and the effective rate included in the financial statements includes tax rate changes and adjustments for the prior year's tax return provision as compared to the filed tax return, partially offset by permanent differences.

NOTE 8 – INCOME TAXES (Continued)

The current and deferred portions of the income tax expense (benefit) included in the statement of operations are as follows:

	2013		
	Current	Deferred	Total
Federal	$ 141,317	$ 153,008	$ 294,325
State	4,682	38,759	43,441
	$ 145,999	$ 191,767	$ 337,766

The net deferred tax assets include the following at March 31, 2013:

Accruals and reserves	$ 531,573
Deferred compensation	798,611
Depreciation & other	(80,752)
Charitable contributions	73,633
Liabilities	(5,137)
Valuation allowance	(467,709)
Deferred tax asset	$ 850,219

The Company uses the asset and liability method to account for income taxes, which requires recognition of deferred tax assets, subject to valuation allowances, and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or loss in the period that includes the enactment date.

Deferred income taxes are the result of timing differences between book and taxable income and consist primarily of deferred compensation, legal accruals, differences between depreciation expenses, and a net operating loss for financial statement purposes versus tax return purposes.

The Company has assessed the realizability of its deferred tax assets to determine whether or not a valuation allowance was required for some or all of its deferred tax assets. The Company also considered its current period reporting results and compared these results to its annual projection. Management feels confident it will achieve profitability and future taxable income; however, it has concluded that the sustained uncertainty in the global economy and its impact on the U.S. financial markets along with the ongoing legal risks and related defense costs inherent in the industry necessitated a valuation allowance in the amount of approximately $0.5 million as of March 31, 2013. If future operations exceed current projections, management may conclude such valuation allowance is no longer needed. Conversely, if future operating results do not meet current projections, it is possible that an additional valuation allowance may be needed in future periods. Currently, the Company has maintained its position on the $.5 million valuation allowance which is netted against its deferred tax asset as of March 31, 2013.

NOTE 8 – INCOME TAXES (Continued)

US GAAP requires that the impact of tax positions be recognized in the financial statements if they are more likely than not of being sustained upon examination, based on the technical merits of the position. The Company's management has determined that the Company has no uncertain tax positions requiring recognition as of March 31, 2013. The Company files federal and state income tax returns. The statute of limitations for these jurisdictions is generally three to six years. The Company had no returns under examination as of March 31, 2013.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Operating Leases

On October 19, 2012 the Company entered into a new lease for 14,045 square feet and began occupying that space as our new Headquarters on December 1, 2012. This lease, which is for a term of sixteen months, expires March 31, 2014.

The Company is currently obligated under a lease agreement covering office space, which expires on March 31, 2015. That lease contains provisions for escalation of minimum lease payments contingent upon increases in real estate taxes and condominium association fees. The Company is currently attempting to resolve litigation with the lessor of this space, specific to the tenancy at 230 Broadway Lynnfield, MA, as a result of property damages that are preventing occupancy and use of all leased space. Lease, condominium and real estate taxes for all units except Unit 104 were paid to the Landlord through November 30, 2012. Amounts for Unit 104's rent and condominium fees through November 30, 2012, which total $61,961, remain in escrow as of March 31, 2013.

The total minimum rental due in future periods under these existing agreements as of March 31, 2013 are as follows:

2014	$	536,414
2015		282,214
2016		24,000
2017		24,000
Thereafter		--
Total	$	866,628

Total lease expense for office space was $240,763 for the year ended March 31, 2013, and is included in occupancy costs in the statement of operations.

The Company applied ASC 420, *Exit or disposal activities* and ASC 450, *Contingencies* to conclude that no material obligation existed for early termination of the lease agreement with its Landlord. The Company believes that the Landlord breached its duty per the lease, and therefore the agreement is null as of the cease use date. While the litigation is pending, the Company expects to be relieved of further liability to pay rent for the contractual period. The minimum rental payments for the years ended March 31, 2014 and 2015 under this lease agreement, which are included above, are $246,477 and $258,214.

NOTE 9 – COMMITMENTS AND CONTINGENCIES (Continued)

Other Contractual Obligations

The Company is contractually obligated in the short-term for approximately $163,219 of costs associated with hosting national events at various hotels that are expected to be paid subsequently in the near future.

The Company offers loans and transition assistance to its representatives mainly for recruiting or retention purposes. These commitments are contingent upon certain events occurring, including, but not limited to, the representatives joining the Company and meeting certain production requirements. As of March 31, 2013, there were no such outstanding commitments.

Litigation and Claims

In the ordinary course of business, the Company and its subsidiaries are routinely defendants in or parties to pending and threatened legal actions and proceedings brought on behalf of various claimants, some of which seek material and/or indeterminable amounts. Certain of these actions and proceedings are based on alleged violations of consumer protection, securities and other laws and may involve claims for substantial monetary damages asserted against the Company and its subsidiaries. Also, the Company and its subsidiaries are subject to regulatory examinations, information gathering requests, inquiries, investigations and formal administrative proceedings that may result in fines or other negative impact on the Company. ICC, as a duly registered broker/dealer and investment advisor, is subject to regulation by the SEC, FINRA, NYSE - Amex (formerly the American Stock Exchange) and other state securities regulators.

The Company maintains Errors and Omissions ("E&O") insurance to protect itself from potential damages and/or legal costs associated with certain litigation and arbitration proceedings and, as a result, in the majority of cases, the Company's exposure is limited to $100,000 or $250,000 (effective January 1, 2012- December 31, 2012) for only alternative investment product related settlements) in any one case, subject to policy limitations and exclusions. The Company also maintains a fidelity bond to protect itself from potential damages and/or legal costs related to fraudulent activities pursuant to which the Company's exposure is usually limited to a $350,000 deductible per case, subject to policy limitations and exclusions.

The Company recognizes a legal liability when management believes it is probable that a liability has been incurred and the amount can be reasonably estimated. Conclusions on the likelihood that a liability has been incurred and estimates as to the amount of the liability are based on consultations with the Company's General Counsel who, when situations warrant, may engage and consult external counsel to assist with the evaluation and handle certain matters. Legal fees for defense costs are expensed as incurred and classified as professional services within the Statement of Operations.

As of March 31, 2013, the Company had accrued expenses of $1,534,660, in legal fees and estimated probable settlement costs relating to the Company's defense in various legal matters. It is possible that some of the matters could require the Company to pay damages or make other payments or establish accruals in amounts that could not be estimated and/or could exceed those accrued as of March 31, 2013. Key components of the March 31, 2013 accrual included (i) claims arising from alleged poor performance of certain real estate investment trusts and oil and gas limited partnerships that have experienced bankruptcy or other financial difficulties during or in connection with the recent global credit crisis and (ii) costs incurred in the settlement of state regulatory matters concerning sales practices with respect to certain other investment products.

NOTE 10 – NOTES PAYABLE

At March 31, 2013, notes payable consisted of debt to finance insurance premiums. The total principal balance of such notes was $1,208,182 at March 31, 2013, accruing interest at a rate of 1.99% per annum. All notes mature on November 30, 2013

NOTE 11 – 401(K) PLAN

The Company participates in a 401(k) retirement plan (the "Plan") sponsored by ICH. The Plan covers substantially all employees who have met employment guidelines. The Company did not make any discretionary contributions for the year ended March 31, 2013.

NOTE 12 - FAIR VALUE MEASUREMENTS

The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1* - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.
- *Level 2* - Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- *Level 3* - Inputs include unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

NOTE 12 - FAIR VALUE MEASUREMENTS (Continued)

The following table presents the Company's fair value hierarchy for those financial assets and liabilities measured at fair value as of March 31, 2013:

Fair Value Measurements on Recurring Basis	Total	Level 1	Level 2	Level 3
Marketable securities:				
Mutual funds	$ 255,608	$ 255,608	$ --	$ --
Equities	354	354	--	--
Asset backed securities	2,040	--	2,040	--
Total assets	$ 258,002	$ 255,962	$ 2,040	$ --
Securities sold, not yet purchased at fair value:				
Equities	$ 28,946	$ 28,946	$ --	$ --
Total liabilities	$ 28,946	$ 28,946	$ --	$ --

Valuation of Securities Owned at Fair Value

The fair value of securities owned is determined based on quoted market prices. Securities traded on a national exchange are stated at the last reported sales price on the day of valuation; other securities traded in over-the-counter market and listed securities for which no sale was reported on that date are stated as the last quoted bid price.

Valuation of Securities Sold, Not Yet Purchased

As a broker-dealer, the Company is engaged in various securities trading and brokerage activities as principal. In the normal course of business, the Company sometimes sells securities they do not currently own and will therefore be obligated to purchase such securities at a future date. This obligation is recorded on the balance sheet at fair value based on quoted market prices of the related securities and will result in a trading loss if the fair value increases and a trading gain if the fair value decreases between the balance sheet date and date of purchase.

NOTE 13 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

At March 31, 2013, the carrying amount of the Company's cash and cash equivalents was $6,482,004 of which $250,000 was covered by the Federal Deposit Trust Corporation ("FDIC").

The Company's cash and cash equivalents as of March 31, 2013 includes $701,440 at its clearing broker-dealer of which $500,000 was fully insured by the Securities Investor Protection Corporation ("SIPC").

NOTE 14 – BEGINNING STOCKHOLDER'S EQUITY

Subsequent to the issuance of the Company's financial statements for the year ended March 31, 2012 and during the course of completing the Parent's annual Form 10-K audited financial statements for the year ended March 31, 2012, which were filed on June 27, 2012, an adjustment totaling $765,834 was recorded due to revised accrual estimates, accounted for under ASC 450, *Contingencies*, including the related tax effect, to the Company's financial statements included in the Parent's Form 10-K as of March 31, 2012. As a result, the Company has revised its beginning retained earnings as previously reported in the Company's stand-alone financial statements to reflect the amounts included in the Parent's Form 10-K as of March 31, 2012.

The Company was notified by in-house legal counsel on June 11, 2012 that a motion to settle certain cases had occurred and therefore required the Company to record an additional legal settlement accrual in excess of the original estimate reflected in the Company's stand-alone financial statements. Accordingly, the Company notified FINRA on June 12, 2012 and subsequently provided a letter of explanation on June 27, 2012 outlining the adjustment and the resulting amended net capital computation included in the Company's amended FOCUS report filed on June 25, 2012. The amended net capital was $1.43 million with an excess net capital of $1.18 million. The adjustments that were made comprised of $499,774 legal settlement accrual, a $467,709 valuation allowance offset by a deferred tax adjustment of $201,649 for a total change in retained earnings of $765,834.

NOTE 15– NET CAPITAL REQUIREMENTS

ICC is subject to SEC Uniform Net Capital Rule (Rule 15c3-1) which requires that its broker-dealer subsidiary maintain minimum net capital. As of March 31, 2013, ICC computes net capital requirements under the alternative method, which requires firms to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances. Repayment or prepayment of subordinated debt and withdrawal of equity from retiring partners or officers is subject to net capital not falling below 5% of aggregate debits or 120% of minimum net capital requirement.

As of March 31, 2013, ICC had net capital of $4.43 million (i.e., an excess of $4.18 million).

INVESTORS CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMMMISSION

MARCH 31, 2013

SCHEDULE I

There were reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the net capital under Rule 15(c)(3)-1, as follows:

Net capital	
Total stockholder's equity	$ 9,043,976
Subordinated loans for equity capital	2,000,000
Total capital and allowable subordinated liabilities	11,043,976
Less: non-allowable assets from the statement of financial condition	6,119,984
Net capital before haircuts on securities	4,923,992
Less: Haircuts on securities	148,583
Other deductions	350,000
Net capital	4,425,409
Computation of basic net capital requirement:	
Minimum dollar net capital requirement	250,000
Excess net capital	$ 4,175,409
Net Capital in excess of the greater of: 5% of combined aggregate debt items or 120% of minimum net capital requirement	$ 4,125,409

There were reconciling items per this report to the quarterly filing by the Company of Part II of the FOCUS Report with respect to the computation of the Net Capital under Rule 15 (c) (3)-1, as follows:

Net capital, previously reported	$ 5,002,755
Adjustments:	
Receivables	444,591
Accruals - Compensation + benefits	(500,000)
Accruals - A/R	(420,149)
Accrual - Other	(206,263)
Income tax provision	104,475
Audited net capital, per above	$ 4,425,409

See Independent Auditors' Report.

INVESTORS CAPITAL CORPORATION

COMPUTATION OF RESERVE REQUIREMENT PURSUANT TO SEC RULE 15c3-3

MARCH 31, 2013

SCHEDULE II

The Company is exempt from the reserve requirement pursuant to Rule 15c3-3 under paragraph (k) (2) (ii).

INVESTORS CAPITAL CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

MARCH 31, 2013

SCHEDULE III

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).


MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholder of
Investors Capital Corporation
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Lynnfield, Massachusetts

In planning and performing our audit of the financial statements of Investors Capital Corporation (a Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd., the "Company") as of and for the year ended March 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


MARCUMGROUP
MEMBER

Marcum LLP • 53 State Street • 38th Floor • Boston, MA 02109 • Phone 617.742.9666 / 800.998.1040 • Fax 617.742.3178 • marcumllp.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, Massachusetts
May 29, 2013


INVESTORS
CAPITAL

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
INVESTORS CAPITAL HOLDINGS, LTD.)

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES RELATED
TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED MARCH 31, 2013



INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholders of
Investors Capital Corporation
(A Wholly-Owned Subsidiary of Investors Capital Holdings, LTD.)
Lynnfield, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2013, which were agreed to by Investors Capital Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Investors Capital Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Investors Capital Corporation's management is responsible for Investors Capital Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment and accrued amount in Form SIPC-7 with respective cash disbursement records entries (SIPC-7 worksheet calculating the annual assessment and the accrued assessment expense, copy of cancelled check for payment, including related bank statement, and traced the accrued expense to the trial balance), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Excel worksheet reconciling the SIPC-7 to the quarterly and year end trial balances), noting no differences;

MARCUMGROUP
MEMBER

Marcum LLP • 53 State Street • 38th Floor • Boston, MA 02109 • Phone 617.742.9666 / 800.998.1040 • Fax 617.742.3178 • marcumllp.com

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Excel worksheet reconciling Form SIPC-7 to the quarterly and annual trial balance supporting the adjustments), noting no differences; and

5. Noted there was no overpayment to be applied to the current assessment when compared with Form SIPC-7 on which it was originally computed.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, Massachusetts
May 29, 2013

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)

SCHEDULE OF ASSESSMENT AND PAYMENTS

FOR THE YEAR ENDED MARCH 31, 2013

	Date Paid		Amount		
General assessment				$	96,036
Less: payments made					
	10/25/12	$	45,646		45,646
Interest on late payment(s)					--
Total assessment balance and interest due				$	50,390
Paid with Form SIPC 7				$	50,390

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)

DETERMINATION OF SIPC NET OPERATING REVENUES

FOR THE YEAR ENDED MARCH 31, 2013

Total Revenue		$84,948,773
Additions		
Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above		--
Net loss from principal transactions in securities in trading accounts		--
Net loss from principal transactions in commodities in trading accounts		--
Interest and dividend expense deducted in determining total revenue		--
Net loss from management of or participation in underwriting or distribution of securities		--
Expenses other than advertising, printing, registration fees and legal fees deducted in in determining new profit from management of or participation in underwriting or distribution of securities		--
Net loss from securities in investment accounts		--
Total Additions		--
Deductions		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security future products		45,102,746
Revenues from commodity transactions		--
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		1,404,037
Reimbursement for postage with proxy transactions		--
Net gain from securities in investment accounts		--
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date		--
Direct expense of printing, advertising and legal fees incurred in connection with other revenue related to the securities business		--
Other revenue not related either directed or indirectly to the securities business		--
Greater of:		
Total interest & dividend expense but not in excess of total interest and dividend income	$27,702	
40% of interest earned on customers securities accounts	--	27,702
Total Deductions		46,534,485
SIPC Net Operating Revenues		$38,414,288
General Assessment @ .0025		$ 96,036